Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: July 27, 2015

Asset Management LP Landing PageThe Sprott Advantage  Sprott Brings Value to Your Investment Email or call 1-888-518-6805 to participate in the Sprott offer This website is for the unitholders of Central GoldTrust (GTU) and Silver Bullion Trust (SBT). To learn more about how to unlock the value of your investment and increase its security select from the options below. I OWN GOLD (GTU) I OWN SILVER (SBT) About the Sprott Tender Offers Welcome to SproctAdvantage.com. Sprott Asset Management ("Sprott is globally recognized as a leading precious metals investor. We have launched separate tender offers counithoIders of Central GoldTrust and Silver Bullion Trust that have the potential to reduce significant and persistent trading discounts at each of these entities. Sprott has been in business for more than 30 years and experienced firsthand how gold and silver trade and the volatility they exhibit If you are a GTU unitholder or a SBT unitholder, you will find all of the information you require to make an informed decision and get the value that you deserve.. Full details of each Sprott Offer are set out in a takeover bid circular and accompanying offer documents [collectively and as amended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott Offers, Sprott Physical Gold Trust and Sprott physical Silver Trust (the “Sprott Physical Trusts”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement of Form F-10 (each a “Registration Statement”), which contains a prospects relating to the applicable Sprott Offer. Sprott and Sprott Physical Gold Trust also have filed a tender offer statement on Schedule TO with respect to the Sprott Offer for Central GoldTrust. CENTRAL GOLDTRUST AND SILVER BULLION TRUST UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT Sprott, THE Sprott PHYSICAL TRUSTS, CENTRAL GOLDTRUST, SILVER BULLION TRUST AND THE Sprott OFFERS. mATERIALS FILED WITH THE cANADIAN securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the U.S. securities and Exchange commission (“SEC”) are available electronically without charge at the SEC’s website at www.sec.gov. 2015 Sprott Asset Management LP ABOUT SPROTT CONTACT US IMPORTANT INFORMATION

Your investment should reflect the price of gold. Sprott Physical Gold Trust (PHYS) units have consistently reflected the price of gold. Your Central GoldTrust (GTU) units have not. Central GoldTrust Only you can unlock the value of your gold investment and increase its security. Sprott can help. Email or call 1-888-518-6805 to participate in the Sprott offer Gold Home Page FAQ Investor Information ABOUT Sprott Video News Connect with Sprott TENDER TO SPROTT'S OFFER Watch Sprott CCO John Wilson discuss the exchange on BNN Watch Now June 23, 2015 Sprott Gives Central GoldTrust Unitholders opportunity to Improve the Performance of Their Investment June 29, 2015 Sprott Responds to Continued Failure of Central GoldTrust and Silver Bullion Trust Trustees to Address Long-Term Issues More News Enter your e-mail address to receive updates on Sprott offer for Central GoldTrust units. e-mail address HOW TO TENDER 2015 Sprott Asset Management LP ABOUT SPROTT CONTACT US IMPORTANT INFORMATION GOLD (GTU) SILVER (SBT)

Infographics Full details of each Sprott Offer are set out in a takeover bid circular and accompanying offer documents [collectively and as amended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott Offers, Sprott Physical Gold Trust and Sprott physical Silver Trust (the “Sprott Physical Trusts”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement of Form F-10 (each a “Registration Statement”), which contains a prospects relating to the applicable Sprott Offer. Sprott and Sprott Physical Gold Trust also have filed a tender offer statement on Schedule TO with respect to the Sprott Offer for Central GoldTrust. CENTRAL GOLDTRUST AND SILVER BULLION TRUST UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT Sprott, THE Sprott PHYSICAL TRUSTS, CENTRAL GOLDTRUST, SILVER BULLION TRUST AND THE Sprott OFFERS. mATERIALS FILED WITH THE cANADIAN securities regulatory authorities are available electronically without charege at www.sedar.com. Materials filed with the U.S. securities and Exchange commission (“SEC”) are available electronically without charge at the SEC’s website at www.sec.gov.  Your investment should reflect the price of gold. Sprott Physical Gold Trust (PHYS) units have consistently reflected the price of gold. Your Central GoldTrust (GTU) units have not. Only you can unlock the value of your gold investment and increase its security. Sprott can help. Only you can unlock the value of your gold investment and increase its security. Sprott can help 2015 Sprott Asset Management LP ABOUT SPROTT CONTACT US IMPORTANT INFORMATION GOLD (GTU) SILVER (SBT).

Sprott Value Sprott Value (Gold) You bought physical gold because you understand its unique value and role in the global economy. You expected that your investment in Central GoldTrust (GRU) would reflect the value of gold, but it has persistently traded at a significant discount to the price of gold. You deserve an investment that reflects the true price of gold bullion and security that is unmatched and above that of a commercial bank. Through unparalleled investment experience and professional product management, with gold bar storage at the Royal Canadian Mint, Sprott Physical Gold Trust (PHYS) units have traded close to, or even above, the price of gold. Conversely, GTU units persistently trade at a significant discount to the price of gold. Sprott is offering GRU unitholders an immediate exchange premium and the opportunity to own an investment that will better reflect the value of your physical gold holdings every day. Whether we are in a bull or bear market, your investment should reflect the price of gold. Sprott Physical Gold Trust has that track record. Central GoldTrust does not - it is that simple.

FAQ FAQ (Gold) What is the problem at Central GoldTrust? Why does GTU trade so much lower than NAV and physical gold? We believe there are numerous reasons why GTU units persistently trade below NAV and the actual price of gold. For example: GTU management does not possess the expertise or infrastructure to address GTU's persistent discount to NAV, including properly marketing the fund or reinvesting the fees it collects. CPU is a more illiquid investment that cannot be redeemed for gold bullion. GTU expenses are grossly disproportionate to the work of its management and its Trustees appear indifferent. In fact, GTU management has extraordinarily limited scope of duties, responsibilities and actions, including no responsibilities for redeeming physical bullion. GTU is managed by an unregulated holding company and has conflicted Trustees who seem indifferent to the destruction of the value of your investment. How will Sprott enhance the value of my investment? Sprott is globally recognized as a leading precious metals investor. Sprott has been in business for more than 30 years and has experienced first-hand how gold trades and the volatility it exhibits. Sprott reinvests the fees it collects from unitholders into marketing the fund, creating buying demand that supports the price of Sprott Physical Gold Trust units, enhances liquidity, and leads to asset growth. The Sprott tender offer is structured so that it should be tax-deferred, and PHYS is positioned to manage any tax consequences of physical redemptions. Tendering holders can also elect to have the transaction treated as a taxable disposition for Canadian tax purposes. Sprott is a regulated public company that houses a team of experienced and professional managers who utilize a superior investment platform.

I invested in GTU because I want my gold to be stored in a secure environment - where will my investment be safest? Sprott’s physical gold is fully allocated and stored at the Royal Mint in Canada, which is backed by the Canadian federal government and utilizes vaults with the higherst security standards, including regular inspection and auditing of physical bullion. Unlike GTU, there is no financial institution between unitholders and Sprott's physical bullion. GTU stores its gold in an ordinary commercial vault, wedging a levered financial institution between unitholders and their gold - and exposing unitholders to credit risk. GTU calls it “level three storage" - but level 3" is simply a reference to the floor in the basement where the vault is located. What liquidity and redemption advantages does Sprott offer and Why do they matter? Upon redemption for physical bullion, Sprott Physical Gold Trust units are redeemed for an amount equal to 100% of the NAV of redeemed units. GTU, on the other hand, penalizes you by only allowing redemptions for cash and generally at only 95% of NAV. This is a new GTU feature that was implemented only in response to the Sprott tender offer - meaning that after years of trading below NAV and paying fees on NAV, you stand to lose an additional 5%. of your true value simply oy redeeming your units. Furthermore, unlike GTU unitholders, PHYS unitholders can redeem their units for physical gold bullion on a monthly basis (assuming they meet certain minimum dollar value equivalents). Sprott's custodian can deliver bars almost anywhere in the world via armored transportation. Sprott is also exploring adding coin delivery to its physical redemption features, for the benefit of smaller investors. Why are Sprott’s fees a little higher? At Sprott, we believe in gold as a currency. We understand its unique value. And we work hard to promote it. This benefits all of our unitholders and the result has been that our gold fund has consistently traded at or near the price of gold. Meaning: when you buy gold at Sprott, it tracks the price of gold. At GTU„ they just charge you a fee for second rate management and lay heavy penalties if you try to redeem. Sprott reinvests the fees it collects from unitholders into marketing the fund, creating buying demand that supports the price of Sprott Physical Gold Trust units and enhancing liquidity. What do I actually receive if I tender rny GTU units into the Sprott offer? You will receive units of Sprott Physical Gold Trust in exchange for your units of GTU. The number of Sprott Physical Gold Trust Units to be distributed to each GTU unitholder will be determined on a NAV to NAV basis. The exchange ratio will be calculated two business days before the expiry of the offer - August 7th at 5:00 pm ET, unless extended or withdrawn. (1) Subject to unitholder approval

Investor Information Investor Information (Gold) LETTERS JUNE 29, 2015 Letter to Unitholders PRESS RELEASES JUNE 24, 2015 Sprott Responds to Continued Failure of Central GoldTrust and Silver Bullion Trust Trustees to Address Long-Term Issues JUNE 23, 2015 Sprott Gives Central GoldTrust Unitholders Opportunity to Improve the Performance of Their Investment JUNE 22, 2015 Sprott Files Notices of Variation and Extension in Connection With Offers for Central GoldTrust and Silver Bullion Trust JUNE 11, 2015 Support Builds for Sprott Offers as Trustees of Central GoldTrust and Silver BuIlion Trust Fail to Refute Superior Value Proposition of the Sprott Offers MAY 27, 2015 APRIL 28, 2015 Sprott Formally Launches Offers to Central GoldTrust and Silver Bullion Trust Unitholders Sprott is Committed to Unlocking Value for Unitholders of Central GoldTrust and Silver Bullion Trust APRIL 23, 2015 Sprott Intends to Make Exchange Offers for Central GoldTrust and Silver Bullion Trust Units SEC FILINGS JUNE 25, 2015 Reasons to Tender JUNE 13, 2015 Unitholder Q&A MAY 27, 2015 Presentation MAY 27,2015 Offer & Circular ADDITIONAL INFORMATION JULY 24, 2015 Merger Agreement

About Sprott About Sprott (Gold) Sprott Asset Management LP is the investment manager to Sprott Physical Gold Trust and Sprott Physical Silver Trust (the "Sprott Physical Trusts"). Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.COM. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Contact Us Contact Us (Gold) It is important you act now. The Sprott offer is open for acceptance until 5:00pm ET on August 7th, 2015, unless extended or withdrawn. GTU unitholders who have questions regarding the Sprott offer are encouraged contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com. Thank you for your support.

Important Information Important Information (Gold) The Sprott offer is subject to conditions. Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015 and July 7, 2015 and as further extended and varied, the "Offer Documents"), which have been filed with the Canadian securities regulatory authorities. in connection with the Sprott offer, Physcial Gold Trust ("PHYS") has also filed with the U.S. Securities and Exchange Commission (the "SEC') a registration statement on Form F-10 (each a "Registration Statement”, which contains a prospectus relating to the Sprott offer (a "Prospectus") and a tender offer statement on Schedule TO (the "Schedule TO"). This document is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. CENTRAL GOLD TRUST ("GTU") UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE. BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, GTU, PHYS AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC's websice at www.sec.gov. This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or PHYS. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. This document contains "forward-looking statements and “forward-looking information" (colleccively, "forward-looking information”) within the meaning of applicable Canadian and United states securities legislation. Foward-looking information is not and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject co significant risks, uncertainties, contingencies and other factors that may cause actual results and evens to be materially different from those expressed or implied by the forward-looking information